Exhibit (a)(6)

                 [Loral Space & Communications Ltd. Letterhead]


TO:            [Employee Name]

FROM:          Patricia Rodenburg

DATE:          March 2003

RE:            Stock Option Exchange Offer


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Loral concluded its stock option exchange offer last week. The Letter of
Transmittal tendering your eligible options for exchange was accepted and, as a result, your tendered stock options have now been cancelled. Based on the number of eligible options that you tendered, you will receive a new grant totaling ______ shares, subject to adjustment as described below.

Your new option grant will be issued following expiration of the six-month waiting period as described in the Offer to Exchange document. The exercise price of your new options will be equal to the fair market value of Loral common stock on the date the new option grant is issued. Your new options will vest and become exercisable in three equal installments at the rate of one-third of the shares underlying the new options on each of the first, second and third anniversaries of the date of grant. These new options will expire ten (10) years from the date of grant.

Promptly following the issuance of your new option grant, we will send you a new option agreement, which will specify the number of new stock options that are being issued to you and their exercise price. Please note that the number of new options that you will receive as cited above is subject to adjustment if a stock split, reverse stock split, stock dividend or similar event occurs between now and the date the new option grant is issued to you. For example, Loral will seek shareholder approval of a reverse stock split at its 2003 Annual Shareholder meeting. If shareholders approve the reverse split, the number of new options you are scheduled to receive will be reduced to give effect to the reverse stock split.

Nothing in this memo should be construed to amend, and your participation in the exchange offer remains subject to, the terms, conditions and limitations set forth in the Offer to Exchange document you were provided, including the requirement that you continue to be an employee on the date the new options are issued.

If you have any questions about the exchange program, please call Jeanette Clonan or John McCarthy at (212) 338-5670.